Exhibit 99.1

BELLUS Health Inc. 275 Armand Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at Two Upcoming Healthcare Investor Conferences

LAVAL, Quebec, February 20, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, President and Chief Executive Officer of BELLUS Health, will participate in two upcoming healthcare investor conferences.

Conference Presentation Details:

Event: SVB Leerink 9th Annual Global Healthcare Conference

Date/Time: Thursday, February 27, 2020 at 10:00 a.m. EST

Location: New York, NY

Event: Cowen and Company's 40th Annual Health Care Conference

Date/Time: Tuesday, March 3, 2020 at 8:00 a.m. EST

Location: Boston, MA

Live webcasts from the Leerink fireside chat and the Cowen conference presentation may be accessed on the Events and Presentations page under the Investors & News section of BELLUS Health's website at www.bellushealth.com. Following the events, archived webcasts and presentations will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including atopic dermatitis (“AD”). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

BELLUS Health Inc. 275 Armand Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:
BELLUS Health
François Desjardins
Vice-President, Finance
450-680-4525
fdesjardins@bellushealth.com

Solebury Trout
Chad Rubin
646-378-2947
crubin@troutgroup.com

Media:
Solebury Trout
Joshua R. Mansbach
646-378-2964
jmansbach@troutgroup.com

SOURCE: BELLUS Health Inc.